Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462
Fax:81-3-5769-6492
Email: irdesk@jal.com

November 12, 2004

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Mr. Dudek:

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.
For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. JAL Interim Financial Information for the six months ended September 30, 2004
2. Notice for Correction of the Forecast of Business Results for FY2004
3. Notice for Correction of the Forecast of Non-consolidated Business Results for FY2004

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

Yours sincerely,

Yuko Komachiya

Manager
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
yuko.komachiya@jal.com

dlw 11/30

November 5, 2004

Company Name: Japan Airlines Corporation
Representative: Toshiyuki Shinmachi President
(Code Number: 9205 1st Section of Tokyo, Osaka and Nagoya Stock Exchanges
Reference: Kazuo Kino Vice President, Investor Relations
(Tel.:81-3-5769-6097)

Notice for Correction of the Forecast of Business Results for FY2004

We herein announce the correction of Forecast of the JAL Group's Business Results for FY2004 (ending March 31, 2005) from the previous forecast at the Annual Account Settlement on May 7, 2004 reflecting the trends of the recent performance.

1. Correction of the Forecast of JAL Group's Business Results for FY2004 (from April 1, 2004 to March 31,2005)

(unit of the amount money: million yen)

	Operating Revenue	Ordinary Income	Net Income
Forecast on May 7,2004 (A)	2,190,000	69,000	36,000
Corrected Forecast on November, 2004 (B)	2,128,000	66,000	23,000
Difference (B-A)	△ 62,000	△ 3,000	△ 13,000
Rate of Change (%)	△ 2.8	△ 4.3	△ 36.1
Business Results for the last Fiscal Year	1,931,742	△71,938	△88,619

<Reference>
Operating Income Forecast on May 7, 2004: 81,000mln yen, Corrected Forecast: 53,000mln yen

2. Reasons of the Correction

Fuel prices have recently risen to over US$60 per barrel on a Singapore kerosene basis, which is well above the Group's initial forecast of US$34, reaching all-time highs and remaining there.

In air transportation business, international cargo operations should experience overall brisk demand that exceeds initial expectations reflecting the global trend towards economic recovery. Demand for international and domestic passenger operations, however, is expected to fall below initial expectations.

To counter this, the JAL has formulated and immediately implemented remedial measures totaling ¥47 billion. The core measures involve increasing revenues, including fare revisions, and measures to reduce costs, including revising plans for the numbers of routes and flights.

The forecast of results for the full fiscal year, however, was revised as the above since Operating Revenue, Ordinary income and Net Income are expected to decline.

November 5, 2004

Company Name: Japan Airlines Corporation
Representative: Toshiyuki Shinmachi President
(Code Number: 9205 1st Section of Tokyo, Osaka and Nagoya Stock Exchanges
Reference: Kazuo Kino Vice President, Investor Relations
(Tel.:81-3-5769-6097)

Notice for Correction of the Forecast of Non-consolidated Business Results for FY2004

We herein announce the correction of the Forecast of Japan Airlines Corporation's Business Results for FY2004 (ending March 31, 2005) from the previous forecast at the Annual Account Settlement on May 7, 2004 reflecting the trends of the recent performance.

1. Correction of the Forecast of JAL Group's Business Results for FY2004 (from April 1, 2004 to March 31,2005)

(unit of the amount money: million yen)

	Operating Revenue	Ordinary Income	Net Income
Forecast on May 7,2004 (A)	17,500	200	0
Corrected Forecast on November5, 2004 (B)	16,900	600	400
Difference (B-A)	△ 600	400	-
Rate of Change (%)	△ 3.4	200	△ 36.1
Business Results for the last Fiscal Year	21,329	10,167	8,701

2. Reasons of the Correction

We have received unexpected dividends from our subsidiaries. As a result, we revised our forecast announced on May 7, 2004.

Japan Airlines Corporation

Interim Financial Information

For the six months ended September 30, 2004

1. MANAGEMENT POLICIES

1. Fundamental Policies

On April 1, 2004, the JAL Group achieved complete integration under the unified "JAL-Japan Airlines" brand, through the reorganization of Japan Airlines Co., Ltd. and Japan Air System Co., Ltd. into JAL International Co., Ltd., which handles international passenger and cargo operations, and JAL Domestic Co., Ltd., which handles domestic passenger operations.
On June 26, 2004, the JAL holding company Japan Airlines System Corporation was renamed Japan Airlines Corporation to emphasize the JAL branding.
In line with the corporate philosophy set out below, the JAL Group strives to contribute to the prosperity of Japan and the world as a whole through its activities as a comprehensive air transportation group that bridges the gap between cultures and minds. In addition, the Group aims to rank among the world's leading air transportation groups, and pursues a fundamental policy of maximizing its corporate value for the benefit of all stakeholders.

(Corporate philosophy)

(1) The relentless pursuit of safety and quality
(2) Thinking and acting from the standpoint of customers
(3) Taking actions to maximize corporate value
(4) Fulfilling obligations to society
(5) Placing value on diligence and the willingness to take on new challenges

2. Targeted Principal Management Indicators

With the objective of maximizing corporate value, the JAL Group seeks to increase asset efficiency, enhance profitability, and ensure the soundness of its financial condition. We have set return on equity (ROE) and the ratio of interest-bearing debt to operating cash flow as our key management indicators. Out goal is to raise the former to more than 10%, and to make the latter within ten fold.

3. Medium- and Long-Term Management Strategies

The business environment within which the JAL Group operates remains difficult, mainly due to a surge in fuel prices. Moreover, the instability of the international political situation gives little cause for optimism over the short term. In response to these circumstances, the JAL Group as a whole is working to implement a structural reorganization that will ensure improved profitability. Details of this reorganization, which is currently being pursued as part of the FY2003-2005 Medium-Term Business Plan, are as follows.

(1) Basic undertakings

a) Safety

Safe operations are the very basis of the JAL Group's existence, and also its social responsibility. The entire Group will make exhaustive efforts to assure safety, including

the maintenance of safe aviation, to enable customers to use its aircraft with complete peace of mind.

b) Corporate Social Responsibility (CSR)
With respect to the core issues of environmental activities, compliance, investor relations, and corporate philanthropy, a committee, chaired by the Group CEO, has been established to address these, ensuring vigorous and coordinated Group-wide activity.

(2) Group management strategy

a) Deep-rooted customer orientation
All Group employees will constantly keep the needs of the customer at the forefront of their minds. With "Customer First" as our watchword, we will identify customer needs and wants accurately, and create the optimum products and services. In this way, the Group will seek to maximize customer value by attracting a wide base of loyal customers and entrenching itself firmly as the "airline group of choice."

b) Optimization of business processes
We will seek to optimize business processes with the aim of enhancing Group-wide quality and efficiency. Elements of this will include providing simple and easy-to-understand products and services, and establishing an efficient Group operating structure.

c) Human resource development
The development of personnel and enhancement of their capabilities will be pursued by such means as increasing employee interchange within the Group, and expanding education and training. In addition, to assure an efficient and productive structure that facilitates rapid decision-making, over the five-year period from FY2002 to the end of FY2006, the number of Group ground staff will be streamlined at a total of 4,500. The system of severance and retirement benefits will also be revised, so as to reduce retirement benefit obligations and periodic expenditure.

(3) Function-specific business planning

a) International passenger operations
The foundation of business operations will be arranged in a way that enhances product and service quality, builds a lower-cost operating structure, and ensures that there is flexibility to respond rapidly to changes in the market. This will see the optimal allocation of resources to profitable and high-growth routes, and the restructuring of the network to match customer needs and markets. We will enhance competitiveness in such ways as increasing the fitting of the new Shell Flat seats in business class, and will build a more efficient operating structure by expanding the scale of operations of our low-cost subsidiary JALways, and reforming business processes by stepping up e-business.

b) Domestic passenger operations
We have positioned as a top-priority issue the stabilization of the Group's operational base through improvements in operational efficiency and the strengthening of our competitiveness on domestic routes. As means to this end, we are putting effort into raising profitability, winning greater customer loyalty, and expanding our domestic flight network. We have introduced the new "Class-J" services in place of the former "Super Seat" services, and are planning to launch the new "JAL IC Check-In" service utilizing touch-screen machines shortly after the completion of renovation work at Haneda Airport in the second half of fiscal 2004, thereby increasing the attractiveness of our overall service. Additionally, we have been making great strides in cost-reduction by

expanding the scope of operations of our low-cost subsidiary JAL Express and making more use of online services. In these and other ways, we are creating an ever-more-efficient operating structure.

c) Cargo operations

On China routes, where strong growth is expected, the aim is to develop the organizational and operational structure, and also to build our sales-promotion base and improve transportation quality through the recruitment and training of personnel. By such means as introducing B747-400Fs, we will assure sufficient supply capacity to meet the increase in demand for international air cargo services, and to help meet increasingly sophisticated and diverse customer needs we will offer the high-value-added J-PRODUCTS service*. In parallel with the growth of its own network, the Group will seek to increase revenues and reduce costs by forming alliances with other companies, such as through the WOW** alliance.

* International cargo products provide special handling according to transit time or other attributes of cargo.

** A global cargo alliance composed of JAL CARGO/LCAG (Lufthansa Cargo), SQ CARGO (Singapore Airlines Cargo) and SAS CARGO (SAS Cargo Group).

4. Issues to Be Addressed

The outlook for Japan's airline industry promises new business opportunities, buoyed by factors such as growth in demand for air services, primarily in China and the rest of Asia, and the opening of the Chubu (Central Japan) International Airport, but this will be accompanied by increasingly intense competition. However, amid the continuing instability of the international situation, it will remain essential to devote exhaustive attention to safe aviation and other aspects of safety.

It was amid these circumstances that on April 1, 2004, the JAL Group completed its full integration. Under the new operating structure, a pressing issue is to improve profitability still further and assure the soundness of the Company's financial condition. Its aim is both to resume payments of dividends and to secure a consolidated return on equity of at least 10% over the period from fiscal 2004 to fiscal 2006.

In addition, in order to ensure that the JAL Group achieves sustained growth, we consider it important to be active in fulfilling our obligations to society as a corporate citizen, and to gain the steadfast trust of society. To guide the vigorous fulfilment of its Corporate Social Responsibility (CSR), the Corporate Social Responsibility Committee has been established, and Group-wide efforts have been made in this sphere.

The Group will work in unison to take maximum advantage of the benefits of the integration, and to strengthen the two fundamental components of quality: safety and service. In this way, it will aim to be the world's leading airline group in terms of service quality and business volume as combined.

5. Fundamental Policies and Actions Regarding Corporate Governance

(1) Fundamental approach

The JAL Group aims to engage in sound and transparent activities that are open to society, maximizing corporate value, and returning profit to every stakeholder. Given this, the Group is taking a variety of measures in line with its conviction that the strengthening of corporate governance, rigorous compliance, and the assurance of transparency in management are important management issues.

(2) Corporate governance system for decision-making, business execution, and oversight

The Company is undertaking the following activities in the sphere of corporate governance.

a) The management responsibilities for the Group as a whole and the responsibilities for individual business operations are divided between Japan Airlines Corporation, as the holding company, and the operating companies while the holding company supervises the operating companies.
To speed up the decision-making process, the executive officer system has been adopted, and the number of directors of the holding company is now twelve, while the number of executive officers is five.
To clarify management accountability on an annual basis, the term of office of directors and executive officers has been set at one year.

b) To facilitate the fair and transparent conduct of corporate activities and to enhance the corporate governance structure, the system of corporate auditors is being strengthened by including two external auditors among the total number of six auditors. In addition, there are three external directors.

c) A Compliance and Risk Management Committee has been established, chaired by President and composed of full-time directors and corporate auditors. In addition, each of the operating companies - JAL International Co., Ltd. and JAL Domestic Co., Ltd. - has a committee charged with overseeing corporate activities and risk management. These committees ensure that Group management is transparent and that a comprehensive risk management system is applied to corporate activities. The goal is to maintain the stability of the Group's management and ensure that Group companies fulfil their social obligations. A Directors' Compensation Advisory Committee, which is composed of the Group CEO and all external directors and external corporate auditors, has been established to advise the board of directors on matters involving the compensation of directors.

d) Contractual agreements covering management guidance and outsourcing of certain tasks exist between Japan Airlines Corporation, the holding company, and the operating companies JAL International Co., Ltd. and JAL Domestic Co., Ltd. In addition, these two operating companies function under the direct supervision of the holding company, including the requirement for discussing all important matters with the holding company prior to reaching decisions. From the standpoint of Group management, important subsidiaries and affiliates of the operating companies function under the supervision of the appropriate management systems of JAL International Co., Ltd. and JAL Domestic Co., Ltd. This system clarifies responsibilities and better facilitates the execution of business activities, thus strengthening the Group's corporate governance. Moreover, in addition to audits conducted by the corporate auditors, business, financial and Group audits are performed internally for the purpose of reinforcing the JAL Group's auditing functions.

e) In addition, the Group endeavors to bolster its ability to manage legal risk with regard to its operations, by maintaining close ties with its consulting attorneys as well as consulting with other attorneys and specialists.

(3) Related party interests concerning external directors and external corporate auditors

External director Shinobu Shimizu is the president of Tokyu Corporation, a shareholder of Japan Airlines Corporation. There are no other noteworthy personal, financial or other

types of relationship with the holding company involving any other external directors or external corporate auditors.

(4) Measures taken during the past year to improve corporate governance

a) Meetings of the Compliance and Risk Management Committee were convened, and various action was taken to foster the spread of "Commitment to Society," the JAL Group's code of conduct, which sets out the ways in which relationships should be formed with society when all Group companies and employees are engaging in their business activities.

b) Japan Airlines Corporation, JAL International Co., Ltd., JAL Domestic Co., Ltd. and JAL Sales Co., Ltd. developed a lateral structure for the assumption of responsibilities by officers in times of emergency, and a structure for enhancing preventative measures for various corporate risk and adapting to them.

c) To ensure transparency of management, steps were taken to develop and enhance publicity activities directed at the general public and the media, as well as IR activities, so as to conduct accurate and timely information disclosure.

d) With respect to the organization of Japan Airlines Corporation, JAL International Co. Ltd. , and JAL Domestic Co., Ltd. , a structure was put in place for the organic integration and reorganization of the same type of business that each conducts, so as to accelerate decision-making and enhance business efficiency, and also to conduct unified business management.

6. Addressing Environmental Problems

(1) Basic philosophy

The JAL Group regards environmental preservation as being a key management issue. Accordingly, at the time of the integration of the two predecessor airlines in October 2002, a basic environmental policy and environmental action guidelines were drawn up for the entire Group.

Basic Environmental Policy (instituted October 2002)
While fulfilling its mission as a public-service transportation organization, the JAL Group also imposes an environmental load in such forms as the consumption of fossil fuels and the emission of noise.
We consider environmental preservation to be a key management issue, and therefore we aim to achieve harmony between our business and the needs of the global environment by containing as far as possible the environmental load generated by our business activities.

Environmental Action Guidelines (Instituted October 2002)

a) To comply with environmental laws and regulations, and consult on environmental preservation issues actively.
b) To efficiently use various types of energy and resources.
c) To reduce waste and ensure proper disposal and recycling of waste.
d) To use environmentally friendly materials and equipment, including aircraft.
e) To raise environmental awareness and contribute to the community both domestically and internationally.

(2) Organization

JAL International Co., Ltd. and JAL Domestic Co., Ltd. tackled environmental problems through environmental committees established in 1990 and 1999, respectively. Accompanying the business integration in October 2002, Japan Airlines Corporation established the JAL Group Environmental Committee, which formulated Group environmental policies and has guided the conduct and thorough implementation of environmental activities. Since FY2004 its status has been that of the environmental subcommittee of the Corporate Social Responsibility Committee, chaired by the Group CEO, and in that capacity it engages in environmental activities.

(3) Principal activities

Medium and long-term targets are laid down in each of the categories below, and environmental activities are implemented accordingly.

a) Reduction of carbon dioxide emissions by aircraft

The overall quantity of fuel consumed per available ton-kilometer (ATK) in fiscal 2003 by all airline operations in the JAL Group has been reduced by 10.4% from its fiscal 1990 (base-year) level. With this, the target for fiscal 2010 has been expanded to a reduction of 20% from the base-year level (previously 10%), reflecting continuing efforts to cut emissions.

b) Expansion of green purchasing

In FY2003 JAL Co., Ltd. attained the purchase of "green" stationery and office supplies of 90.9%. In FY2003 the Company set out regulations for green purchasing. Application has been expanded throughout the Group.

c) Environmental accounting

In FY2003, environmental accounting was applied on an aggregate basis encompassing Japan Airlines Corporation and all Group airline companies.

d) Atmospheric observation

From 1993 to the end of FY2003, scheduled flights between Japan and Australia of JAL International Co., Ltd. carried out a total of 238 samplings of the atmosphere, thereby helping to elucidate the mechanisms that are causing global warming. In fiscal 2003 the Company also started a project for the automated continuous observation of the density of carbon dioxide.

e) Establishing an ISO 14001 environmental management system

ISO 14001 environmental management system certification has been obtained by the following units of JAL International Co., Ltd.: the Components Services Business Division; the Regional Office, Cargo & Mail, Narita; the Maintenance Business Division, Narita; and the Repair and Overhaul Business Division, as well as by the Dock Maintenance Division, Haneda, a unit of JAL Domestic Co., Ltd. In addition the certification has been obtained by the affiliated company AGP Corporation, and by the Hotel Nikko Tokyo. Currently, the Aircraft Maintenance Business Division, Haneda, of JAL International Co., Ltd., is preparing to apply for certification, and further ongoing environmental management initiatives are being pursued throughout the entire Group.

f) Recycling initiatives

The adoption of a new uniform for aircraft crew and ground staff in April 2004, in line with the integration of Japan Airlines (JAL) and Japan Air System (JAS), left us with 230 tons of old uniforms to dispose of. Up to now, security considerations dictated that such uniforms had to be incinerated, but this time, we took advantage of newly developed technology to have the material recycled as sound-proofing and thermal

insulation material for use in the bodies of motor vehicles. Additionally, we are finding recycling uses for the polyethylene sheets used to protect cargo from dust and dirt, or to keep it dry, as well as for onboard waste such as empty aluminum cans and used newspapers.

g) Environmental auditing

The JAL Group conducts environmental audits to ensure constant monitoring of compliance with legal statutes and the Group's own regulations regarding environmental matters, on the part of all companies in the JAL Group and of all divisions or departments within those companies. In fiscal 2003, special audits were conducted on the methods of disposal of waste matter by 29 divisions of 12 companies in the Kanto region.

2. BUSINESS PERFORMANCE AND FINANCIAL CONDITION

[Business Performance]

1. Overview of the term

(1) Overall results (consolidated)

In spite of the lessening of the impact of uncertainties in the international situation and of factors such as SARS, the operating environment for the JAL Group remains extremely difficult. The principal causes are the sluggishness of passenger demand - both for domestic and international travel - and the surge in aviation fuel prices to all-time highs. To counter this, all Group companies joined together in implementing measures to improve the balance of revenue and expenditure. On a consolidated basis, the Group posted operating revenues of ¥1,075.7 billion in the half, with operating income of ¥86.8 billion, ordinary income of ¥107.8 billion, and net income of ¥82.9 billion.

(2) Results of Operations by Segment

Air Transportation Business

On international routes, demand grew by 46.2% from its year-earlier level in terms of revenue passengers carried, and by 32.3% in terms of revenue passenger-kilometers. Passenger demand is recovering from the adverse effects of the SARS outbreaks and other factors, but the recovery in areas of demand such as group travel to Southeast Asia has been slower than forecast. In consequence, overall performance has been below expectations. Particular effort was devoted to stimulating a recovery in demand for tourism to destinations such as China, Thailand, and Bali, including by operating various promotional campaigns to boost demand. As a result, revenues rose by ¥95.2 billion year-on-year, to ¥346 billion.

On domestic routes, demand was affected by the shift in demand back to international routes, reversing the switch to domestic routes in the previous year. Domestic passenger demand was also affected by the Athens Olympics and the large number of typhoons that traversed Japan this year. As a result, overall demand declined from the previous year. The Group addressed this by taking active steps to promote sales, including the unification of flight numbers and introduction of the new "Class-J" services in place of "the Super Seat" services, as well as the increase use of e-business sales methods. Nevertheless, demand showed a year-on-year decline, the number of revenue passengers carried falling to 92.8% of the corresponding period of the previous year, and revenue passenger-kilometers slipping to 93.4%. Owing to an improvement in yield, revenues rose by ¥1.0 billion from the previous year, to ¥344.9 billion.

International cargo operations benefited from a substantial increase in demand, particularly for the transportation of digital cameras and other digital consumer electronics equipment, buoyed by the recovery in the world economy. Revenue ton-kilometers rose by 13.7% from the previous term, resulting in growth in revenue of ¥12.1billion, to ¥83.5 billion.

The net result of these developments was that the aggregate volume of transportation of passengers and cargo on domestic and international routes increased by16% year-on-year, operating revenues rose by ¥112.6 billion, to ¥864.1 billion, and the Group posted operating income of ¥77.1 billion.

(A breakdown of air transportation segment revenues is given on page 33)

Airline-Related Business

TFK Corporation engaged in the sale of in-flight meals, and other companies of a similar nature, achieved year-on-year increases in revenues, buoyed by a recovery in the passenger demand that had fallen as a result of SARS and other factors in the previous year. AGP Corporation, which supplies electric power to aircraft on the ground, increased sales to foreign airlines in its power-supply operations at Narita, and also generated higher sales of power supply facilities for the Chubu (Central Japan) International Airport, although maintenance income fell as the Tokyo Air Cargo City Terminal was closed. Accordingly, AGP Corporation enabled it to achieve year-on-year revenue growth.

As a result, revenues in the airline-related business segment totaled ¥142.8 billion, with operating income of ¥3.5 billion.

Travel Services Business

At JALPAK Co., Ltd., tourism demand originating in Japan remained soft relative to initial expectations, particularly on tours to Europe and China. However, demand for destinations in Hawaii and Micronesia was robust, and there was a recovery from the previous year's slide in travel demand caused by factors such as SARS, enabling the company to achieve a year-on-year increase in revenue. Meanwhile JAL Tours Co., Ltd., which performed well in the previous year owing to the switch of demand away from overseas travel, suffered a fall in passenger numbers in this half, in part because of the larger than usual number of typhoons. Nevertheless, increases in unit prices enabled the company to maintain revenue at its year-earlier level. Broken down by destination, passenger numbers were down year-on-year to Hokkaido, the Kanto region (centered on Tokyo), and Kyushu, but numbers to Okinawa remained substantial.

The revenues of the travel services business segment totaled ¥221.7 billion, and operating income was ¥1.0 billion.

Other Business

JALUX Inc., a retailing company, achieved a year-on-year increase in revenues as a result of a recovery from the decline in sales at airports and sales of in-flight goods in the previous year, which had been caused by the fall in passenger demand triggered by events such as the SARS outbreaks. Hotel operator JAL Hotels Company Ltd. also benefited from a recovery from the previous year's slide in passenger demand caused by factors such as SARS. The company posted year-on-year revenue growth, primarily from directly managed hotels and the commissioned management of hotels overseas. In the field of credit cards, JALCard Inc. achieved a substantial expansion in its revenue, boosted in particular by another strong increase in the number of cardholders, which was up by 6% from the end of the previous year, to 1.29 million.

The operating revenues of this business segment totaled ¥127.4 billion, and operating income was ¥5.6 billion.

2. Business and Other Risk

(1) The JAL Group's business integration

On October 2, 2002, the Company was established by means of share transfers as the holding company for Japan Airlines Co., Ltd. and Japan Air System Co., Ltd., giving birth to the new JAL Group. The forecast for the current full term and the medium-term business plan both incorporate projections of some of the effects of this integration, including revenue growth by such means cost reductions resulting from enhanced efficiency and network expansion. At present the integration, including computer system integration, is proceeding well and according to plan.

(2) Impact of changes in the international situation

The JAL Group has striven to make the best of the complete business integration, and create a structure for the generation of stable profits. However, in the event of the occurrence of changes in the international situation that the Group has not envisaged, such as new terrorist incidents, conflicts or wars, and outbreaks of contagious diseases, the Group's financial position and operating performance may be affected.

(3) Impact of changes in exchange rates, fuel prices, etc.

Changes in exchange rates and fuel prices may affect the Group's operating performance. To minimize any such impact, with respect to exchange rates the Group uses foreign exchange contracts, currency swaps, and currency options to hedge the risk of fluctuations, and with respect to fuel, commodity derivatives (swaps, options) are used for the purpose of curbing price-fluctuation risk and of stabilizing costs.

(4) Impact of laws and regulations

Given that the JAL Group's core business is air transportation, the conduct of its business is premised on international agreements such as aviation treaties and laws, and other laws and regulations. In the event of material changes to existing regulations, the Group's operating performance may be affected.

【Financial Position】

1. Cash Flows

Net cash provided by operating activities for the reporting six-month period amounted to ¥108.7 billion, as a result of the posting of income before income taxes and minority interests of ¥91.5 billion, and depreciation expenses in the amount of ¥61.8 billion.

Net cash used in investing activities amounted to ¥20.8 billion, largely attributable to expenditure for the acquisition of new aircraft, including advance payments.

Net cash provided by financing activities amounted to ¥24.4 billion, as the cash outflow from the repayment of short-term borrowings and the redemption of bonds on maturity was more than offset by a cash inflow from new fund procurement via both bond issuances and long-term loans.

As a result of the foregoing, cash and cash equivalents came to ¥256.2 billion at the end of the first-half period. Total assets amounted to ¥2,223.1 billion and total liabilities to ¥1,954.9 billion. Shareholders' equity stood at ¥244.0 billion, giving an equity ratio (shareholders' equity as a percentage of total assets) of 11.0%.

2. State of Aircraft Fleet

Changes in the number of aircraft operated by our consolidated subsidiaries during the half, and the total number of owned and leased aircraft at the end of the half are shown below.

Type of Aircraft	Sep.30,2004		Purchase	Lease	Sale/retirement	Termination of Lease	Other/ remodeling
	Owned	Leased					
B747-400	38	4					
B747LR	18	4					
B747SR	3	0					
B747F	7	3					
B777	10	21		5			
MD-11	1	0			(2)		
DC-10	8	0			(2)		
A300-600R	12	10					
A300	6	0	1		(3)	(2)	
B767	17	18		2			
MD-90	13	3					
MD-81	12	6	3			(3)	
MD-87	6	2					
B737	9	14		1	(1)		
CRJ200	0	6					
YS-11	8	0			(1)		
DHC-8-Q400	1	3		1			
SAAB340B	7	7					
DHC-8-Q100	4	0					
BN-2B	3	0					
TTL	183	101	4	9	(9)	(5)	0

Notes
1. Four aircraft were purchased after the termination of lease contracts.
2. Aircraft used for training purposes are not included.
3. From this term Ryukyu Air Commuter Co., Ltd. is included in Consolidated account and four DHC-8-Q400 and three BN-2B are added.

3. Cash Flow Indicators on a Consolidated Basis

The following are the consolidated cash flow indicators.

	(at Mar.31,2004)	(at Sep.30,2004)
Equity ratio (%)	7.5%	11.0%
Market Cap. equity ratio (%)	33.2%	27.8%
Interest-bearing debt repayment period	17.2 years	12.3 years
Interest coverage ratio	2.7	8.3

Notes

・Equity ratio: Stockholders' equity/Total assets ・Fair value equity ratio: Gross market capitalization/Total assets・Years for debt redemption: Interest-bearing liabilities/Cash flow from operating activities

・Interest coverage ratio: Cash flow from operating activities/Interest payments

(Assumptions)

1. All indicators are calculated on the basis of consolidated financial values.
2. Gross market capitalization is calculated by multiplying the closing price of the Company's shares at the term-end by the number of ordinary shares issued and outstanding at the term-end.
3. Cash flow from operating activities refers to cash flow from operating activities posted under the consolidated statement of cash flows.
4. Interest-bearing debt refers to those of the liabilities stated in the consolidated balance sheets on which interest is paid.
5. Interest payments equate with interest paid in the consolidated statement of cash flows.

【Outlook for the Full Year (fiscal 2004)】

The operating environment for the JAL Group remains extremely difficult, in spite of the lessening of the impact of uncertainties in the international situation and of factors such as SARS. The key reasons for this are the sluggishness of passenger demand both for domestic and international travel and the sharp increases in fuel prices to all-time highs. In air transportation business, international cargo operations should experience overall brisk demand that exceeds initial expectations, particularly on Pacific routes, reflecting the global trend towards economic recovery. Demand for international passenger operations, however, is expected to fall below initial expectations, primarily because of the lag in the recovery of demand for group travel to Southeast Asia, and the faltering of demand on European routes. In domestic passenger operations, overall demand is leveling off, in particular for group travel, and factors such as the impact of the repeated onset of typhoons have led the Group to project that demand will fall below initial expectations.

Fuel prices have recently risen to over US$60 per barrel on a Singapore kerosene basis, which is well above the Group's initial forecast of US$34, reaching all-time highs and remaining there. These price rises are putting severe pressure on the Group's finances. To counter this, the JAL Group has formulated and immediately implemented remedial measures totaling ¥47 billion. The core measures involve increasing revenues, including fare revisions and revising plans for the numbers of routes and flights, and measures to reduce various costs. Regarding the revision of the retirement benefit scheme, the Company will follow a new accounting procedures advised by its accountants, under which the Company is expected to recognize gains on reversal of accrued pension and severance costs in lump-sum. This will cause the reduction of expenses to be greater than initially envisaged.

For the reasons stated above, the forecast of results on a consolidated basis for the full fiscal year will be revised as follows.

(Consolidated basis; billions of yen)

	Revised forecast	Previous forecast (May 7, 2004)	Change
(1) Operating Revenue	2,128	2,190	△62
(2) Operating Income	53	81	△28
(3) Ordinary Income	66	69	△3
(4) Net income	23	36	△13

Assumptions on which the revised forecast is based

The computation of these forecasts was based on the following assumptions:
An exchange rate of ¥110 against the U.S. dollar; with respect to aviation fuel price, Singapore Kerosene at a market price of US$53/barrel.

Any statements in this document, other than those of historical facts, are forward-looking statements about future performance, which are based on management's assumption and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from those forecast.

Japan Airlines Corporation

Consolidated Interim Financial Information

For the six months ended September 30, 2004 and 2003
and the year ended March 31, 2004

1. Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

(1) Consolidated Operating Results for the Six Months Ended September 30, 2004 (FH 04) and September 30, 2003 (FH03) and the Year Ended March 31, 2004 (FY 03)

(Millions of yen except for per share information)

(i)	Operating revenues	FH04	¥1,075,762	(13.9%)
		FH03	¥ 944,476	(–)
		FY03	¥1,931,742	
(ii)	Operating income (loss)	FH04	¥ 86,899	(–)
		FH03	¥ (48,475)	(–)
		FY03	¥ (67,645)	
(iii)	Ordinary income (loss)	FH04	¥ 107,873	(–)
		FH03	¥ (49,879)	(–)
		FY03	¥ (71,938)	
(iv)	Net income (loss)	FH04	¥ 82,962	(–)
		FH03	¥ (57,591)	(–)
		FY03	¥ (88,619)	
(v)	Net income (loss) per share	FH04	¥ 42.14	
		FH03	¥ (29.36)	
		FY03	¥ (45.19)	
(vi)	Diluted net income per share	FH04	¥ –	
		FH03	¥ –	
		FY03	¥ –	
(vii)	Equity in earnings of affiliates	FH04	¥ 836	
		FH03	¥ 487	
		FY03	¥ 1,221	

Note 1. Weighted average number of shares outstanding during the period:

September 30, 2004	1,968,685,606
September 30, 2003	1,961,632,126
March 31, 2004	1,961,792,998

(2) Consolidated Financial Position at September 30, 2004 (FH 04) and March 31, 2004 (FY 03) and September 30, 2003 (FH 03)

(Millions of yen except for per share information)

(i)	Total assets	FH04	¥2,223,190
		FH03	¥2,122,874
		FY03	¥2,113,418
(ii)	Total stockholders' equity	FH04	¥ 244,050
		FH03	¥ 190,964
		FY03	¥ 159,273
(iii)	Stockholders' equity ratio	FH04	11.0%
		FH03	9.0%
		FY03	7.5%
(iv)	Stockholders' equity per share	FH04	¥ 123.89
		FH03	¥ 97.33
		FY03	¥ 81.16

Note 1. Number of shares outstanding at end of the period:

September 30, 2004	1,969,907,663
September 30, 2003	1,962,030,778
March 31, 2004	1,962,017,090

(3) Consolidated Cash Flows for the Six Months Ended September 30, 2004 (FH 04) and September 30, 2003 (FH 03) and the Year Ended March 31, 2004 (FY 03)

(Millions of yen)

(i)	Net cash provided by (used in) operating activities	FH04	¥ 108,797
		FH03	¥ (5,797)
		FY03	¥ 76,345
(ii)	Net cash used in investing activities	FH04	¥ (20,837)
		FH03	¥ (55,592)
		FY03	¥ (85,382)
(iii)	Net cash provided by financing activities	FH04	¥ 24,496
		FH03	¥ 7,261
		FY03	¥ 7,615
(iv)	Cash and cash equivalents at end of the period	FH04	¥ 256,226
		FH03	¥ 91,285
		FY03	¥ 143,327

(4) Consolidation Policy

See notes to accompanying consolidated interim financial statements.

(5) Changes in Accounting Policy

Not applicable

2. Consolidated Financial Forecast for the Year Ending March 31, 2005

(1)	Operating revenues	¥2,128,000 million
(2)	Ordinary income	¥ 66,000 million
(3)	Net income	¥ 23,000 million
(4)	Net income per share	¥ 11.68

For assumptions underlying the forecast and other concerns, refer to page 12 of the attached documents.

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

As of September 30, 2004, the number of consolidated subsidiaries was 158, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN AIRLINES DOMESTIC CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JAL SALES CO., LTD.
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.
JALUX, INC.

As of September 30, 2004, the number of unconsolidated subsidiaries not accounted for by the equity method was 132.

As of September 30, 2004, the number of affiliates was 93 including 21 companies accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:
Consolidation:

(Increase)	3	JTA INFORMATION & COMMUNICATION CO., LTD. RYUKYU AIR COMMUTER CO., LTD. JALPAK INTERNATIONAL (CHINA) CO., LTD.
(Decrease)	5	CREATIVE TOURS DUSSELDORF GMBH ORINET NETWORK (INTERNATIONAL) PTE LTD. ORINET NETWORK (SINGAPORE) PTE LTD. JAL PLANNING CO., LTD. JAL CULTUAL DEVELOPMENT CO., LTD.

Equity method:

(Decrease)	3	JTA INFORMATION & COMMUNICATION CO., LTD. RYUKYU AIR COMMUTER CO., LTD. MTJ DEVELOPMENT SDN. BHD.

Japan Airlines Corporation

Consolidated Balance Sheets

At September 30, 2004 and March 31, 2004 and September 30, 2003

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 257,746	¥ 143,775	¥ 92,569
Notes and accounts receivable – trade	225,600	208,606	221,549
Short-term investments in securities	573	656	580
Supplies	77,903	75,784	77,101
Deferred income taxes	3,359	8,690	13,046
Other current assets	92,760	84,793	91,381
Allowance for bad debts	(3,188)	(3,231)	(3,376)
Total current assets	654,756	519,076	492,852
II. Fixed assets:			
Tangible fixed assets:			
Buildings and structures	240,995	240,189	245,048
Machinery, equipment and vehicles	34,945	37,773	38,501
Flight equipment	833,261	872,256	896,567
Land	86,333	86,362	88,846
Construction in progress	43,171	60,424	66,764
Other tangible fixed assets	23,615	25,275	24,488
Total tangible fixed assets	1,262,323	1,322,281	1,360,216
Intangible fixed assets:			
Software	66,543	64,551	55,492
Goodwill	–	61	131
Other intangible fixed assets	2,111	2,050	2,876
Total intangible fixed assets	68,655	66,663	58,499
Investments:			
Investments in securities	77,102	76,806	73,943
Long-term loans receivable	17,854	18,902	24,746
Deferred income taxes	51,940	49,645	48,401
Other investments	93,718	63,155	67,467
Allowance for bad debts	(3,273)	(3,235)	(3,253)
Total investments	237,343	205,274	211,305
Total fixed assets	1,568,322	1,594,219	1,630,021
III. Deferred charges			
Bond issuance expenses	111	123	–
Total deferred charges	111	123	–
Total assets	¥2,223,190	¥2,113,418	¥2,122,874

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 216,641	¥ 206,043	¥ 193,651
Short-term borrowings	10,584	10,782	17,279
Current portion of bonds	16,700	23,700	38,450
Current portion of long-term loans	120,636	118,545	104,013
Accrued income taxes	4,706	6,572	4,328
Deferred income taxes	94	60	45
Other current liabilities	205,417	194,855	197,153
Total current liabilities	574,781	560,559	554,923
II. Non-current liabilities:			
Bonds	310,000	225,000	196,700
Long-term loans	884,170	936,390	954,225
Accrued pension and severance costs	146,253	163,128	152,806
Deferred income taxes	182	120	109
Other non-current liabilities	39,573	44,806	50,139
Total non-current liabilities	1,380,180	1,369,446	1,353,981
Total liabilities	1,954,961	1,930,005	1,908,905
Minority interests	24,178	24,139	23,004
Stockholders' equity			
I. Common stock	100,000	100,000	100,000
II. Capital surplus	141,775	136,678	138,270
III. Retained earnings (accumulated deficit)	17,887	(65,031)	(34,003)
IV. Net unrealized gain on investments in securities, net of taxes	2,605	2,787	1,246
V. Translation adjustments	(8,888)	(9,958)	(7,764)
VI. Common stock in treasury, at cost	(9,329)	(5,202)	(6,784)
Total stockholders' equity	244,050	159,273	190,964
Total liabilities and stockholders' equity	¥2,223,190	¥2,113,418	¥2,122,874

Japan Airlines Corporation

Consolidated Statements of Operations

For the six months ended September 30, 2004 and 2003
and the year ended March 31, 2004

	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
		(Millions of yen)	
Operating revenues	¥1,075,762	¥944,476	¥1,931,742
Operating expenses:			
Cost of operating revenues	797,976	802,141	1,605,917
Selling, general and administrative expenses	190,885	190,809	393,470
Total operating expenses	988,862	992,951	1,999,387
Operating income (loss)	86,899	(48,475)	(67,645)
Non-operating income:			
Interest and dividend income	1,784	1,614	2,928
Equity in earnings of affiliates	836	487	1,221
Exchange gain, net	1,428	–	424
Other income	39,738	21,373	38,450
Total non-operating income	43,787	23,475	43,024
Non-operating expenses:			
Interest expense	12,843	14,816	28,503
Exchange loss, net	–	316	–
Other expenses	9,969	9,746	18,813
Total non-operating expenses	22,813	24,880	47,317
Ordinary income (loss)	107,873	(49,879)	(71,938)
Extraordinary profit:			
Gain on sales of fixed assets	52	–	1,330
Subsidy received for purchases of aircraft for isolated island routes	–	–	1,618
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plan	–	–	755
Gain on sales of investments in securities	569	951	1,235
Other extraordinary profit	188	357	1,985
Total extraordinary profit	810	1,309	6,923
Extraordinary loss:			
Loss on sales and disposal of fixed assets	8,374	2,005	5,153
Loss on cancellation of lease contracts	6,063	–	–
Loss on investments of unconsolidated subsidiaries and affiliates	–	6,723	6,518
Other extraordinary loss	2,697	1,677	5,462
Total extraordinary loss	17,135	10,406	17,134
Income (loss) before income taxes and minority interests	91,549	(58,976)	(82,148)
Income taxes – current	3,748	4,454	8,854
Income taxes – deferred	3,498	(5,174)	(3,092)
Minority interests	(1,339)	665	(709)
Net income (loss)	¥ 82,962	¥ (57,591)	¥ (88,619)

Japan Airlines Corporation

Consolidated Statements of Capital Surplus and Accumulated Deficit/Retained Earnings

For the six months ended September 30, 2004 and 2003
and the year ended March 31, 2004

	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
		(Millions of yen)	
Capital surplus			
Balance at beginning of period	¥136,678	¥147,175	¥147,175
Increase:			
Stock issued under share exchange (*kabushiki-kohkan*)	5,069	–	–
Gain on sales of common stock in treasury	26	–	–
Decrease:			
Cash dividends	–	7,844	7,844
Loss on sales of common stock in treasury	–	1,060	2,652
Balance at end of period	¥141,775	¥138,270	¥136,678
Retained earnings (accumulated deficit)			
Balance at beginning of period	¥ (65,031)	¥ 23,481	¥ 23,481
Increase:			
Net income	82,962	–	–
Change in scope of consolidation	–	144	144
Decrease:			
Net loss	–	57,591	88,619
Bonuses to directors and statutory auditors	43	38	38
Balance at end of period	¥ 17,887	¥ (34,003)	¥ (65,031)

Japan Airlines Corporation

Consolidated Statements of Cash Flows

For the six months ended September 30, 2004 and 2003
and the year ended March 31, 2004

	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
		(Millions of yen)	
Operating activities			
Income (loss) before income taxes and minority interests	¥ 91,549	¥ (58,976)	¥ (82,148)
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	61,802	58,205	119,388
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(374)	(932)	(569)
Gain and loss on sales of, and loss on disposal of, fixed assets, net	15,080	11,658	17,846
Net provision for accrued pension and severance costs	(17,056)	9,130	19,459
Interest and dividend income	(1,784)	(1,614)	(2,928)
Interest expense	12,843	14,816	28,503
Exchange (gain) loss	(368)	797	547
Equity in earnings of affiliates	(836)	(487)	(1,221)
Increase in notes and accounts receivable	(16,871)	(19,488)	(7,215)
(Increase) decrease in supplies	(1,712)	1,072	2,387
Increase (decrease) in accounts payable	8,753	(10,413)	2,608
Other	(26,686)	9,268	14,366
Subtotal	124,339	13,037	111,023
Interest and dividends received	1,944	1,868	3,386
Interest paid	(13,182)	(13,538)	(29,003)
Income taxes paid	(4,304)	(7,165)	(9,060)
Net cash provided by (used in) operating activities	108,797	(5,797)	76,345
Investing activities			
Purchases of time deposits	(1,147)	(1,002)	(1,092)
Proceeds from maturity of time deposits	109	79	996
Purchases of fixed assets	(60,570)	(83,530)	(151,585)
Proceeds from sales of fixed assets	36,077	21,283	57,285
Purchases of investments in securities	(1,012)	(182)	(974)
Proceeds from sales and maturity of investments in securities	793	3,063	3,615
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	–	65	103
Loans receivable made	(1,196)	(1,571)	(2,853)
Collection of loans receivable	2,029	6,097	8,875
Other	4,080	103	247
Net cash used in investing activities	(20,837)	(55,592)	(85,382)

	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
		(Millions of yen)	
Financing activities			
Decrease in short-term borrowings, net	¥ (989)	¥ (1,037)	¥ (9,976)
Proceeds from long-term loans	5,859	148,882	200,882
Repayment of long-term loans	(56,819)	(79,824)	(134,638)
Proceeds from issuance of bonds	99,975	–	29,815
Redemption of bonds	(22,000)	(51,045)	(67,495)
Dividends paid to stockholders	(7)	(7,784)	(7,813)
Dividends paid to minority interests	(315)	(336)	(334)
Other	(1,205)	(1,593)	(2,825)
Net cash provided by financing activities	24,496	7,261	7,615
Effect of exchange rate changes on cash and cash equivalents	638	(904)	(1,568)
Net increase (decrease) in cash and cash equivalents	113,094	(55,032)	(2,991)
Cash and cash equivalents at beginning of period	143,327	146,318	146,318
Decrease in cash and cash equivalents arising from exclusion from consolidation	(195)	–	–
Cash and cash equivalents at end of period	¥256,226	¥ 91,285	¥ 143,327
Reconciliation between cash and time deposits and cash and cash equivalents			
Cash and time deposits	¥257,746	¥ 92,569	¥ 143,775
Time deposits with original maturity of more than three months	(1,488)	(1,286)	(448)
Marketable securities with original maturity of three months or less	0	2	0
Current account overdraft included in short-term borrowings	(32)	–	–
Cash and cash equivalents at end of period	¥256,226	¥ 91,285	¥ 143,327

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Corporation (the "Company", formerly Japan Airlines System Corporation) and consolidated domestic subsidiaries maintain their accounting records and prepare their interim financial statements in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated interim financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated interim financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated interim financial statements include the accounts of the Company and all significant subsidiaries controlled directly or indirectly by the Company. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 27 of the consolidated subsidiaries is June 30, 2004, and for 1 consolidated subsidiary, it is August 31, 2004. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from July 1, 2004 through September 30, 2004 and the period from September 1, 2004 through September 30, 2004 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the fair value of net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

d. Securities

Investments in marketable securities are stated at fair value and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are stated at cost. Cost of securities sold is determined principally by the moving average method.

e. Derivatives

Derivatives positions are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Tangible and intangible fixed assets

Tangible fixed assets	
Aircraft, spare engines and spare parts	– The straight-line method or the declining-balance method based on their estimated useful lives
Other tangible fixed assets:	
Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd.	– The straight-line method based on their estimated useful lives
Other companies	– Principally the declining-balance method based on their estimated useful lives
Intangible fixed assets	– The straight-line method based on their estimated useful lives

h. Deferred charges

Bond issuance expenses are capitalized and being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of a pension plan for a period, is accounted for based on the projected benefit obligation and the pension plan assets.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance costs (continued)

The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years. The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from five to fifteen years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded. Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

On September 10, 2004, JAL Pension Fund, the participant of which is a consolidated subsidiary, Japan Airlines International Co., Ltd., resolved to introduce an option which is similar to a cash balance pension plan and other arrangements in addition to the exiting plans. As a result, operating expenses for the current period reduced by ¥62,401 million and operating income, ordinary income and income before income taxes and minority interests for the current period increased by ¥62,401 million, respectively.

j. Allowance for bad debts

The allowance for bad debts on certain receivables is provided at the estimated unrecoverable amount. The allowance for bad debts on other receivables is provided based on the historical rate of losses on receivables.

k. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable exchange rates at the end of the period. Translation gain or loss is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the end of the period are included in minority interests and as a separate component of stockholders' equity.

l. Leases

As lessee

The Company and consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the consolidated domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

1. Summary of Significant Accounting Policies (continued)

l. Leases (continued)

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

m. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

Foreign receivables and payables are translated at the applicable forward foreign exchange rate if certain conditions are met.

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of the swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

n. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

o. Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated corporate tax return system.

p. Appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit

Under the Commercial Code of Japan, the appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations and disposition.

2. Other Information

a. Accumulated depreciation at September 30, 2004 and March 31, 2004 and September 30, 2003 amounted to ¥1,629,115 million, ¥1,632,427 million and ¥1,644,466 million, respectively.

2. Other Information (continued)

b. At September 30, 2004 and March 31, 2004 and September 30, 2003, contingent liabilities for guarantees amounted to ¥17,295 million, ¥17,208 million and ¥17,115 million, respectively. In addition, at September 30, 2004 and March 31, 2004 and September 30, 2003, contingent liabilities for commitments to guarantees, keep-well agreements and others amounted to ¥1,066 million, ¥1,994 million and ¥2,816 million, respectively.

c. At September 30, 2003, a consolidated subsidiary was liable under debt assumption agreements for the in-substance defeasance of certain bonds in aggregate amounts of ¥15,000 million.

d. At September 30, 2004 and March 31, 2004 and September 30, 2003, shares of common stock in treasury numbered 75,557,587, 18,448,160 and 18,434,472, respectively.

3. Fair Value of Securities

The components of net unrealized gain or loss on marketable securities at September 30, 2004 and March 31, 2004 and September 30, 2003 are summarized as follows:

	September 30, 2004		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
		(Millions of yen)	
Stocks	¥13,498	¥17,979	¥4,481
Bonds	169	173	4
Other	867	863	(3)
	¥14,535	¥19,017	¥4,481

	March 31, 2004		
	Acquisition costs	Carrying value	Net unrealized gain
		(Millions of yen)	
Stocks	¥13,512	¥18,505	¥4,993
Bonds	169	171	2
Other	939	949	10
	¥14,621	¥19,627	¥5,005

3. Fair Value of Securities (Continued)

	September 30, 2003		
	Acquisition costs	Carrying value	Net unrealized gain
		(Millions of yen)	
Stocks	¥13,558	¥15,964	¥2,405
Bonds	139	141	1
Other	1,092	1,103	11
	¥14,790	¥17,209	¥2,419

Investments in non-marketable securities at September 30, 2004 and March 31, 2004 and September 30, 2003 amounted to ¥26,843 million, ¥26,809 million and ¥27,437 million, respectively.

4. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2004 and March 31, 2004 and September 30, 2003 and the related depreciation and interest expense for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥575,356	¥19,565	¥594,922
Less accumulated depreciation	210,160	9,185	219,345
Net book value	¥365,196	¥10,380	¥375,577

	March 31, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥499,349	¥25,604	¥524,953
Less accumulated depreciation	205,948	10,940	216,888
Net book value	¥293,400	¥14,664	¥308,064

4. Leases (continued)

	September 30, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥497,057	¥29,717	¥526,774
Less accumulated depreciation	232,093	12,831	244,924
Net book value	¥264,964	¥16,886	¥281,850

	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
		(Millions of yen)	
Depreciation expense	¥25,607	¥23,882	¥48,654
Interest expense	¥ 2,673	¥ 2,537	¥ 5,090

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥28,677 million and ¥27,488 million for the six months ended September 30, 2004 and 2003 and ¥55,537 million for the year ended March 31, 2004.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2004 and March 31, 2004 and September 30, 2003 is summarized as follows:

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Within 1 year	¥ 50,506	¥ 47,332	¥ 47,454
Over 1 year	332,326	268,508	243,453
	¥382,832	¥315,840	¥290,907

Future rental expenses under operating leases outstanding at September 30, 2004 and March 31, 2004 and September 30, 2003 are summarized as follows:

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Within 1 year	¥ 24,907	¥ 24,175	¥ 21,555
Over 1 year	135,595	167,368	131,091
	¥160,502	¥191,544	¥152,647

4. Leases (continued)

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2004 and March 31, 2004 and September 30, 2003 and the related depreciation expense and interest revenue for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	September 30, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥347	¥2,168	¥2,516
Less accumulated depreciation	342	1,504	1,847
Net book value	¥ 5	¥ 663	¥ 669

	March 31, 2004		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥347	¥2,559	¥2,907
Less accumulated depreciation	324	1,702	2,027
Net book value	¥ 23	¥ 857	¥ 880

	September 30, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥347	¥2,679	¥3,027
Less accumulated depreciation	307	1,685	1,992
Net book value	¥ 40	¥ 994	¥1,035

	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
		(Millions of yen)	
Depreciation expense	¥222	¥260	¥513
Interest revenue	¥ 17	¥ 27	¥ 51

4. Leases (continued)

As lessor (continued)

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥257 million and ¥306 million for the six months ended September 30, 2004 and 2003 and ¥602 million for the year ended March 31, 2004.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2004 and March 31, 2004 and September 30, 2003 is summarized as follows:

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Within 1 year	¥346	¥433	¥ 482
Over 1 year	349	474	597
	¥696	¥907	¥1,080

Future rental revenues under operating leases outstanding at September 30, 2004 and March 31, 2004 and September 30, 2003 are summarized as follows:

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Within 1 year	¥15	¥15	¥15
Over 1 year	7	15	23
	¥23	¥31	¥39

5. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, airline-related business and travel services are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

5. Segment Information (continued)

a. Business segment information (continued)

Business segment information of the Company and its consolidated subsidiaries for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004 is summarized as follows:

	Six months ended September 30, 2004						
	Air trans-portation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥754,446	¥ 49,067	¥200,284	¥ 71,963	¥1,075,762	¥ –	¥1,075,762
Inter-group sales and transfers	109,733	93,818	21,503	55,464	280,520	(280,520)	–
Total	864,180	142,886	221,788	127,427	1,356,282	(280,520)	1,075,762
Operating expenses	787,074	139,384	220,688	121,818	1,268,965	(280,103)	988,862
Operating income	¥ 77,106	¥ 3,501	¥ 1,099	¥ 5,609	¥ 87,316	¥ (416)	¥ 86,899

	Six months ended September 30, 2003						
	Air trans-portation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥670,478	¥ 38,816	¥161,334	¥ 73,846	¥ 944,476	¥ –	¥944,476
Inter-group sales and transfers	81,038	80,796	22,091	46,990	230,917	(230,917)	–
Total	751,517	119,612	183,426	120,836	1,175,393	(230,917)	944,476
Operating expenses	799,859	120,269	185,389	118,947	1,224,464	(231,513)	992,951
Operating income (loss)	¥ (48,341)	¥ (656)	¥ (1,962)	¥ 1,889	¥ (49,071)	¥ 595	¥ (48,475)

	Year ended March 31, 2004						
	Air trans-portation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥1,370,548	¥ 75,775	¥337,356	¥148,061	¥1,931,742	¥ –	¥1,931,742
Inter-group sales and transfers	178,274	167,991	44,591	110,060	500,917	(500,917)	–
Total	1,548,823	243,766	381,948	258,122	2,432,659	(500,917)	1,931,742
Operating expenses	1,621,002	241,875	385,894	251,735	2,500,507	(501,119)	1,999,387
Operating income (loss)	¥ (72,179)	¥ 1,891	¥ (3,946)	¥ 6,386	¥ (67,847)	¥ 201	¥ (67,645)

5. Segment Information (continued)

b. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of four domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the six months ended September 30, 2004 and 2003 the year ended March 31, 2004 were as follows:

	Six months ended September 30, 2004			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥218,381	¥181,305	¥112,825	¥ 512,512
Consolidated operating revenues				¥1,075,762
Consolidated operating revenues as a percentage of operating revenues from overseas operations	20.3%	16.8%	10.5%	47.6%

	Six months ended September 30, 2003			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥153,325	¥147,144	¥88,997	¥389,467
Consolidated operating revenues				¥944,476
Consolidated operating revenues as a percentage of operating revenues from overseas operations	16.2%	15.6%	9.4%	41.2%

	Year ended March 31, 2004			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥348,492	¥302,232	¥187,973	¥ 838,698
Consolidated operating revenues				¥1,931,742
Consolidated operating revenues as a percentage of operating revenues from overseas operations	18.0%	15.7%	9.7%	43.4%

c. Geographic information

For the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

Components of Revenues in the Air Transportation Segment

	Six months ended September 30, 2004		Six months ended September 30, 2003		Year ended March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
International:						
Passenger operations	¥346,040	40.0	¥250,778	33.3	¥ 549,764	35.5
Cargo operations	83,540	9.7	71,376	9.5	153,015	9.9
Mail service operations	3,537	0.4	4,144	0.6	8,315	0.5
Luggage operations	1,239	0.2	1,127	0.2	2,149	0.1
Subtotal	434,358	50.3	327,426	43.6	713,246	46.0
Domestic:						
Passenger operations	344,912	39.9	343,895	45.8	668,888	43.2
Cargo operations	15,338	1.8	15,090	2.0	30,814	2.0
Mail-service operations	4,791	0.5	5,525	0.7	11,856	0.8
Luggage operations	108	0.0	160	0.0	306	0.0
Subtotal	365,151	42.2	364,671	48.5	711,866	46.0
Other revenues	22,327	2.6	20,721	2.8	41,925	2.7
Incidental business revenues	42,343	4.9	38,696	5.1	81,785	5.3
Total revenues	¥864,180	100.0	¥751,517	100.0	¥1,548,823	100.0

Japan Airlines Corporation

Non-Consolidated Interim Financial Information

For the six months ended September 30, 2004 and 2003
and the year ended March 31, 2004

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2004 (FH 04) and September 30, 2003 (FH 03) and the Year Ended March 31, 2004 (FY 03)

(Millions of yen except for per share information)

(i)	Operating revenues:	FH04	¥ 8,358	(-41.9%)
		FH03	¥14,384	(-)
		FY03	¥21,329	
(ii)	Operating income:	FH04	¥ 441	(-95.2%)
		FH03	¥ 9,101	(-)
		FY03	¥10,374	
(iii)	Ordinary income:	FH04	¥ 383	(-95.7%)
		FH03	¥ 9,002	(-)
		FY03	¥10,167	
(iv)	Net income:	FH04	¥ 297	(-96.6%)
		FH03	¥ 8,782	(-)
		FY03	¥ 8,701	
(v)	Net income per share:	FH04	¥ 0.15	
		FH03	¥ 4.44	
		FY03	¥ 4.41	

Note 1. Weighted average number of shares outstanding during the period:

September 30, 2004	2,032,174,118
September 30, 2003	1,976,104,010
March 31, 2004	1,972,757,752

2. Changes in Accounting Policy

Not applicable

3. Dividends

(i) Annual dividends per share:	FH04	–
	FH03	–
	FY03	0.00
(ii) Semiannual dividends per share:	FH04	–
	FH03	–
	FY03	–

4. Non-Consolidated Financial Position at September 30, 2004 (FH 04) and March 31, 2004 (FY 03) and September 30, 2003 (FH 03)

(i) Total assets:	FH04	¥1,011,929 million
	FH03	¥ 741,021 million
	FY03	¥ 931,961 million
(ii) Total stockholders' equity:	FH04	¥ 295,551 million
	FH03	¥ 289,456 million
	FY03	¥ 285,648 million
(iii) Stockholders' equity ratio:	FH04	29.2%
	FH03	39.1%
	FY03	30.7%
(iv) Stockholders' equity per share:	FH04	¥ 144.60
	FH03	¥ 146.55
	FY03	¥ 145.54

Note 1. Number of shares outstanding at end of the period:

September 30, 2004	2,043,871,176
September 30, 2003	1,975,074,669
March 31, 2004	1,962,659,184

Note 2. Number of shares of common stock in treasury outstanding at end of the period:

September 30, 2004	1,594,074
September 30, 2003	5,390,581
March 31, 2004	17,806,066

5. Non-Consolidated Financial Forecast for the Year Ending March 31, 2005

(1)	Operating revenues	¥16,900 million
(2)	Ordinary income	¥ 600 million
(3)	Net income	¥ 400 million
(4)	Annual dividends per share	¥ 4.00
(5)	Net income per share	¥ 0.20

For assumptions underlying the forecast and other concerns, refer to page xx of the attached documents.

Japan Airlines Corporation

Non-Consolidated Balance Sheets

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 88,253	¥ 30	¥ 43
Accounts receivable – trade	2,754	3,741	1,155
Current portion of long-term loans receivable from subsidiaries	45,293	36,751	12,762
Prepaid expenses	42	38	50
Accounts receivable – other	2,956	5,837	2,995
Deferred income taxes	22	40	21
Other current assets	34	4	17
Total current assets	139,356	46,445	17,045
II. Fixed assets:			
Tangible fixed assets:			
Buildings	–	–	663
Furniture and fixtures	51	56	59
Total tangible fixed assets	51	56	722
Intangible fixed assets:			
Software	15	13	9
Other intangible fixed assets	0	0	0
Total intangible fixed assets	15	13	9
Investments:			
Investments in subsidiaries	310,387	300,822	299,601
Long-term loans receivable from subsidiaries	561,659	584,090	422,812
Deferred income taxes	19	18	13
Other investments	0	0	360
Total investments	872,067	884,931	722,788
Total fixed assets	872,135	885,001	723,519
III. Deferred charges:			
Start-up costs	326	391	456
Bond issuance expenses	111	123	–
Total deferred charges	437	514	456
Total assets	¥1,011,929	¥931,961	¥741,021

	September 30, 2004	March 31, 2004	September 30, 2003
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 611	¥ 768	¥ 464
Short-term loans from a subsidiary	3,000	17,018	12,252
Current portion of long-term loans	45,293	36,751	12,762
Accounts payable – other	3,047	4,235	1,441
Accrued income taxes	61	148	80
Accrued expenses	2,687	3,287	1,737
Other current liabilities	13	12	14
Total current liabilities	54,715	62,222	28,753
II. Non-current liabilities:			
Bonds	130,000	30,000	–
Long-term loans	531,659	554,090	422,812
Accrued severance costs	3	–	–
Total non-current liabilities	661,662	584,090	422,812
Total liabilities	716,378	646,313	451,565
Stockholders' equity			
I. Common stock	100,000	100,000	100,000
II. Capital surplus:			
Additional paid-in capital	105,069	100,000	100,000
Other capital surplus			
Transfer from additional paid-in capital	81,887	81,887	81,887
Gain on sales of common stock in treasury	47	20	1
Total other capital surplus	81,934	81,908	81,888
Total capital surplus	187,004	181,908	181,888
III. Retained earnings:			
Unappropriated retained earnings	9,011	8,713	8,794
IV. Common stock in treasury, at cost	(463)	(4,973)	(1,226)
Total stockholders' equity	295,551	285,648	289,456
Total liabilities and stockholders' equity	¥1,011,929	¥931,961	¥741,021

Japan Airlines Corporation

Non-Consolidated Statements of Income

	Six months ended September 30, 2004	**Six months ended September 30, 2003**	**Year ended March 31, 2004**
		(Millions of yen)	
Operating revenues	¥8,358	¥14,384	¥21,329
Operating expenses:			
Cost of operating revenues	4,713	2,671	5,566
Selling, general and administrative expenses	3,203	2,610	5,388
Total operating expenses	7,917	5,282	10,954
Operating income	441	9,101	10,374
Non-operating income:			
Interest income	9	0	0
Other income	20	3	9
Total non-operating income	29	3	9
Non-operating expenses:			
Interest expense	9	28	70
Amortization of start-up costs	65	65	130
Other expenses	12	8	14
Total non-operating expenses	87	102	215
Ordinary income	383	9,002	10,167
Extraordinary loss:			
Loss on sales and disposal of fixed assets	–	–	1,009
Total extraordinary loss	–	–	1,009
Income before income taxes	383	9,002	9,158
Income taxes – current	68	235	495
Income taxes – deferred	17	(15)	(38)
Net income	297	8,782	8,701
Retained earnings brought forward	8,713	11	11
Retained earnings at end of period	¥9,011	¥ 8,794	¥ 8,713

Notes to Non-Consolidated Interim Financial Statements

September 30, 2004 and September 30, 2003
and March 31, 2004

1. Summary of Significant Accounting Policies

a. Securities

Investments in subsidiaries are stated at cost based on the moving average method.

b. Tangible and intangible fixed assets

The straight-line method based on their estimated useful lives.

c. Deferred charges

Start-up costs have been capitalized and are being amortized over a period of 5 years. Bond issuance expenses have been capitalized and are being amortized over a period of 3 years.

d. Accrued severance costs

Accrued severance costs have been provided at an amount calculated based on the retirement benefit obligation.

e. Hedge accounting

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of the swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

f. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

g. Income taxes

The Company has adopted the Japanese consolidated corporate tax return system.

2. Other Footnote Information

a. As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated interim financial statements do not necessarily agree with the sum of the individual amounts.

b. Accumulated depreciation at September 30, 2004 and March 31, 2004 and September 30, 2003 amounted to ¥14 million, ¥10 million and ¥43 million, respectively.

c. At September 30, 2004 and March 31, 2004 and September 30, 2003, contingent liabilities for guarantees amounted to ¥664,895 million, ¥581,459 million and ¥556,587 million, respectively.

d. At September 30, 2004 and March 31, 2004 and September 30, 2003, investments in subsidiaries which have no determinable market prices and the related fair value information have been omitted.

JAL GROUP NEWS RELEASE

JAPAN AIRLINES CORPORATION AND CONSOLIDATED SUBSIDIARIES
RESULTS FOR THE HALF-YEAR ENDED SEPTEMBER 30 2004

TOKYO November 5: Japan Airlines Corporation the holding company of the JAL Group announced the consolidated financial results of the JAL Group for the half year ended September 30, 2004.

Total operating revenues for the six-month period were 1,075.7 billion yen, up 13.9% on the same period last year. Operating costs were 988.8 billion yen (0.4% down on last year), resulting in half year operating income of 86.8 billion yen. Ordinary income was 107.8 billion yen and the first half net income was 82.9 billion yen.

JAL GROUP CONSOLIDATED RESULTS FIRST HALF FY 2004
April 1-September 30 2004

Units: million yen	Half year ended 30/9 2004	Half year ended 30/9 2003	Difference
Operating revenue	**1,075,762**	**944,476**	131.286
1.International Passenger	346,000	*250,700*	95,300
2.Domestic passenger	344,900	*343,800*	1,100
3.International cargo	83,500	*71,300*	12,200
Operating expenses	**988,800**	**992,900**	-4,100
Operating income (loss)	**86,899**	**(- 48,475)**	135,374
Ordinary income (loss)	**107,873**	**(-49,879)**	157,752
Net income (loss)	**82,962**	**(-57,591)**	140,553

First half factors

1. **International passenger traffic.** International passenger demand rose by 46.2% year-on-year in terms of the number of passengers carried and by 32.3% in terms of revenue passenger-kilometers. Even so, revenues rose by 95.3 billion yen to 346 billion yen.

2. **Domestic traffic.** Domestic passenger leisure demand was affected by the shift in demand back to international routes, reversing the switch to domestic routes in FY2003. Measures to boost sales included introduction of the new ''Class-J'' service and increased use of e-business sales methods. The number of domestic passengers went down by 7.2% in comparison to the same period last year. Revenue passenger kilometers performed went down by 6.6%. However, following an improvement in yield, domestic passenger revenue was up by 1.1 billion yen to a total of 344.9 billion yen.

3. **International cargo traffic.** International cargo operations benefited from a substantial increase in demand for digital consumer products. Revenue grew by 12.2 billion yen (+17% on same period last year) to 83.5 billion yen. Volume carried rose 17.2% to 407,881 tons.

More..

1. JAL FIRST HALF FY2004/2

2. Fuel costs in the period last year averaged US$30.6 per barrel of Singapore Kerosene but in the same period this year the price averaged US$44.4 per barrel, whereas. JAL's forecast was based on US$34 per barrel. The increase in the fuel bill for the first half was 15.5 billion yen,13% more than the same period last year. (total first half fuel cost:137.1 billion yen).:

3. Despite the rise in fuel costs, JAL took remedial measures to reduce operating costs including more efficient utilization of aircraft and personnel made possible as a result of the integration with Japan Air System. Adoption of a new pension scheme has also reduced costs. As a result operating costs for the half year are 4 billion yen less than the same period last year.

4. The average US$-Yen exchange rate in the same period last year was 118.7 yen, compared to 109.7 yen this year. The stronger yen produced exchange benefits amounting to 9.3 billion yen in the air transport segment.

5. Non-operating income included 34.4 billion yen in credits from manufacturers relating to aircraft and equipment purchase (18.9 billion yen more than the first half last year).

6. **OUTLOOK FOR FY2004 – REVISED FORECAST**

7. **Consolidated Financial Forecast for the Year Ending March 31, 2005**: The revised forecasts of consolidated results for the complete fiscal year replace those announced on May 9 2004 and are as follows

Units *Billion yen*	**Revised forecast Nov 5 2004**	**Previous forecast** May 7 2004	**Difference in forecast**	**FY2003 Result at March 31 2004**	**Variation on previous year result**
Operating revenues:	2,128	2,190	-62	1,931.7	196.3
1.International passenger	*676*	*695*	*-19*	*549.7*	*126.3*
2.Domestic passenger	*672*	*690*	*-18*	*668.8*	*3.2*
3.International cargo	*171*	*162*	*+9*	*153.0*	*1.8*
Operating income	53	81	-28	-67.6	120.6
Ordinary income	66	69	-3	-71.9	137.9
Net income	23	36	-13	-88.6	111.6

Factors and trends, second half

1. **International passenger** trends show that business travel demand has recovered from the adverse effects of the SARS outbreak of 2003 and the Iraq war, but recovery of group leisure travel to Southeast Asia and Europe has been slower than anticipated and overall international passenger performance is below expectations
2. **Domestic passenger** demand has been affected by a post-SARS shift back to international travel and by the large number of typhoons that hit Japan this summer. Total domestic demand especially leisure travel is seen as weaker than first thought.

3. JAL FIRST HALF FY2004/3

4. **International cargo** operations are running well, due to the generally good condition of the global economy and are above last year's performance

5. **Fuel.** In the second half the average price per barrel of Singapore kerosene has reached US$62 per barrel, meaning for the full year an average price per barrel of US$53. JAL anticipates a fuel bill for the full year of 304 billion yen – an increase of 55 billion yen on FY2003.

6. **Exchange rates.** Assumptions on which the revised forecast is based include an exchange rate of 110 yen against the U.S. dollar.

7. Non-operating income includes credit memos from manufacturers of aircraft and equipment to the value of 48.2 billion yen.

8. **Dividend.** In the year ending March 31, 2005, JAL forecasts operating income of 53 billion yen, recurring (ordinary) income of 66 billion yen and a net income of 23 billion yen. The company plans a dividend of four yen per share

###

CONTACT
Geoffrey Tudor - Director International Public Relations
JAPAN AIRLINES CORPORATION
e-mail: geoffrey.tudor@jal.com
TEL: 5460 3109 FAX: 03-5769-6486

JAL GROUP FIRST HALF 2004 STATISTICS FOLLOW

JAL GROUP - CONSOLIDATED TRAFFIC STATISTICS
FIRST HALF 2004 VS 2003
April 1st – September 30 2004 vs April 1st – September 30h 2003

	First half 2004	First half 2003	Change% -Or points
INTERNATIONAL			
Passenger number	7,238,656	4,950,407	+46.2%
Revenue passenger kms (000)	34,350,600	25,971,547	+32.3%
Available seat kms (000)	49,770,767	42,593,329	+16.9%
Revenue seat load factor	69.0%	61.0%	+8.0
Revenue cargo ton kms (000)	2,340,786	2,057,979	+13.7%
Mail ton kilometers (000)	68,982	74,976	-8.0%
Revenue ton kms (000)	5,606,133	4,550,321	+23.2%
Available ton kms (000)	8,273,302	7,309,834	+13.2%
Revenue weight load factor	67.8%	62.2%	+5.6
DOMESTIC			
Passenger number	22,521,914	24,298,624	-7.2%
Revenue passenger kms (000)	16,869,741	18,096,328	-6.6%
Available seat kms (000)	26,463,985	27,481,614	-3.7%
Revenue seat load factor	63.7%	65.8%	-2.1
Revenue cargo ton kms (000)	196,655	182,143	+8.0%
Mail ton kilometers (000)	37,013	35,135	+5.3%
Revenue ton kms (000)	1,498,151	1,573,914	-4.7%
Available ton kms (000)	3,114,043	3,233,356	-3.6%
Revenue weight l/factor	48.1%	48.7%	-0.6
TOTAL			
Passenger number	29,760,570	29,249,031	+1.9%
Revenue passenger kms (000)	51,220,341	44,067,875	+16.3%
Available seat kms (000)	76,234,752	70,074,943	+8.8%
Revenue seat load factor	67.2%	62.9%	+4.4
Revenue cargo ton kms (000)	2,537,441	2,240,122	+13.3%
Mail ton kilometers (000)	105,995	110,111	-3.7%
Revenue ton kms (000)	7,104,284	6,124,235	+16.0%
Available ton kms (000)	11,387,345	10,543,190	+8.0%
Revenue weight load factor	62.4%	58.1%	+4.3

1. International results include data from JAL International, Japan Asia Airways and JALways
2. Domestic results include data from JAL Domestic, Japan TransoceanAir, JAL Express, Japan Air Commuter, Hokkaido Air System and J-Air
3. First half 2003 includes JAS and JAL listed separately, i.e. prior to integration (effective April 1, 2004).